SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Announcement of corporate demands

Rio de Janeiro, September 4, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs, in addition to the Corporate Demands Announcements published on 06.20.2022 and 06.28.2023, the following update on the corporate demand described below:

Name of parties involved in the proceeding	Author: BRAZILIAN ASSOCIATION OF INVESTOR – ABRADIN Defendants: Centrais Elétricas Brasileiras - Eletrobras
Case No.	5094784-06.2023.4.02.5101 (originally case nº 0152617-68.2022.8.19.0001)
Values, assets or rights involved	The value of the case was set at R$ 1,000.00.
Demand date	June 9, 2022 (date of distribution) August 26, 2024 (date on which Eletrobras was notified of the judgment)
Key Facts

This is a public civil action with a request for urgent protection in the face of the Company assisted by ABRADIN. In summary, the author argues, among other points disclosed in the Announcement of 06.20.2022 and 06.28.2023, that:

(i) Eletrobras' investors allegedly were being harmed by the privatization and corporate restructuring carried out by the Company;

(ii) That in the process of restructuring Eletrobras to maintain Itaipu Binacional and Eletrobras Termonuclear S.A. – Eletronuclear under the direct or indirect control of the Union, in accordance with Law No. 14,182/21, Article 3, Item I, the two companies were being transferred to the Union without the payment of effective and adequate compensation to the Company.

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

Request or provisioning pleated

In summary, the author made the following requests:

(i) in the context of urgent relief, that all measures intended to implement the corporate reorganization process and privatization of Eletrobras be determined to be suspended;

(ii) On the merits, the public civil action is upheld, in order to confirm the urgent relief, and to determine that the Company and its administrators hire technical studies to be carried out by a specialized and independent company for the purposes of evaluating Itaipu and Eletronuclear, to reflect the "real market value of these assets", as a condition for the continuation of the Company's corporate reorganization and privatization process.

The request for urgent relief was denied on June 14, 2022. Subsequently, on May 11, 2023, the business court was declared incompetent to process and judge the mentioned action, with referral to the 11th Federal Court of Rio de Janeiro, for distribution by dependency with another process due to possible connection. The 11th Federal Court of Rio de Janeiro determined the redistribution of the case, understanding that there was no procedural connection. At this time, the original case number 0152617-68.2022.8.19.0001 was changed to 5094784-06.2023.4.02.5101, and it began to be processed in the 10th Federal Court of Rio de Janeiro.

Judicial decision

On August 14, 2024, the 10th Federal Court of Rio de Janeiro rendered a judgment in which it dismissed the plaintiff's claim.

In summary, the judgment mentioned three other occasions in which the 11th Federal Court of Rio de Janeiro ruled against the same claim (cases 5008304-59.2022.4.02.5101/RJ; 5010138-97.2022.4.02.5101/RJ; and 5022773-13.2022.4.02.5101/RJ) so that the plaintiff in each case failed to prove the existence of a flaw in the procedure for evaluating and disposing of Eletrobras assets.

Regarding the obligation to hire external consultancy for the economic-financial evaluation of Eletronuclear and Itaipu, the Court understood that there is no legal or regulatory requirement in this regard, and also highlighted that the evaluation carried out by the National Bank for Economic and Social Development (BNDES) was sufficient, as it met the parameters established by Article 1, §3, §4, and §5 of Law No. 14.182/2021.

Thus, in view of the arguments mentioned above and in alignment with the reasoning used in case No. 5008304-59.2022.4.02.5101/RJ, the plaintiff's claims were dismissed.

Eletrobras became aware of the said decision on August 26, 2024.

Eduardo Haiama

Vice President of Finance and Investor Relations

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.